FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_______June__________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   June 25, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
June 25, 2007	NEWS RELEASE 07-15	MAE - TSX MNG-AMEX

Miramar Reports Licensing for Doris North Gold Mine Progresses

-Pre-development Construction Continues-

VANCOUVER -- Miramar Mining Corporation today announced the progress of an important step in the licensing procedure for Doris North. After technical meetings held last week in Cambridge Bay, Nunavut, The Nunavut Water Board (“NWB”) has confirmed that the Doris North Water License application will proceed to public hearings in Cambridge Bay on August 13 – 15, 2007.

The Doris North Mine received environmental approval from the Nunavut Impact Review Board and the Minister of Indian and Northern Affairs Canada in September 2006 after rigorous environmental assessment on all aspects of the project. Miramar is now in the regulatory phase of licensing and permitting for the project and has been working on the various applications for the same.

Obtaining a water license from the NWB is essential to construction and operations at Doris North. Miramar submitted its water license application to the NWB late in 2006 and after providing further requested information in a re-submission earlier this year, the NWB, Miramar and various regulatory agencies involved in the process, attended for a pre-hearing conference in Cambridge Bay last week.

This technically focused conference involved representatives of Indian and Northern Affairs Canada, the Federal Department of Fisheries and Oceans, Environment Canada, the Government of Nunavut/Department of the Environment, Nunavut Tunngavik Inc and the Kitikmeot Inuit Association. During the conference, Miramar provided an update as well as proposed modifications to the project to the parties. In turn, Miramar was asked to provide further information relating to these modifications.

In the result, all parties confirmed that subject to receipt of said information requests, there are no major technical issues or material information requirements and that the application for the Doris North Water License should proceed to public hearings. In its decision announced last Friday, the NWB have confirmed the hearings will take place in Cambridge Bay, Nunavut on August 13 – 15, 2007.

As permitting continues to move forward for the Doris North Mine, Miramar has proceeded with the purchase of long lead time items for the project and is beginning site preparation at Hope Bay. Predevelopment work consists of preparing the lay down area at Roberts Bay, constructing the road to the marine jetty and opening of a Quarry to provide the rock material for this construction. The objective is to create an area where the construction equipment and material can be offloaded and stored in preparation for full construction once the Water License has been issued. The marine jetty is scheduled to be constructed in July once the regulatory authorizations arrive.

It is anticipated that the first mobilization of building equipment and supplies will arrive by sea-lift in August 2007. Material shipped on the barge includes the accommodation camp (modular trailer units), the mill building, earth moving equipment, construction cranes, concrete, steel, fuel and other materials to support construction.

“Although we have not received all of our final licenses for Doris North, we are very encouraged by the commitment of all the agencies involved to maintaining regulatory responsibility while balancing the need to move the process for Doris North forward,” said Tony Walsh, Miramar’s President and CEO. “The Doris North Mine is the first contemplated mine on the Hope Bay belt and is what we hope will be the first new gold mine in the territory of Nunavut. We are excited that we are finally moving ground for Doris North and look forward to the many opportunities Hope Bay has to offer Miramar and Nunavut.”

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Forward Looking Statements

Statements relating to licensing and permitting process for the Doris North Mine and the expected program for 2007 are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the need for continued cooperation of regulatory authorities and the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com